

DIVISION OF
CORPORATION FINANCE

February 18, 2009

Via Mail and Fax

Marsha C. Williams
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, Ill 60661

      RE: **Orbitz Worldwide, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              Form 10-Q for the Quarterly Period Ended September 30, 2008
              File Number: 001-33599

Dear Ms. Williams:

We have reviewed your correspondence dated January 28, 2009, and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K For the Year Ended December 31, 2007

Management's Discussion and Analysis, page 37
Results of Operations, page 40

1. Refer to your response to our prior comment number 1. It is not clear to us why disclosure in regard to the details of the significant components of your revenues and analysis of the changes therein would not provide a further understanding of your results of operations, and therefore be meaningful to investors. For example, payments from vendors and customers are likely to differ with regard to credit risk and payment terms and timing. In addition, factors affecting your business may not necessarily have the same impact on each of your revenue sources, and each revenue source may have its own unique set of factors impacting it. Further, investors will be able to discern the relative contributions to your results made by each revenue source along with any associated trends and related impacts. Also, it is not clear how your

current presentation is informative and meaningful without the additional details by revenue source. Please explain. In regard to your inability to derive the amount of net revenue attributed to the retail model versus the merchant model across all of its brands for all of the periods requested, please explain to us in more detail why such information is not available. Tell us the prior periods for which such information is available, and provide us the associated amounts. In connection with this, it is not clear to us how you were able to differentiate revenues between the retail and merchant models for internal assessment as to the appropriate amount of revenue to recognize. Please advise. Overall, we continue to believe that presenting the details of your revenues based on the best available information is informative and meaningful to investors and believe you should expand your disclosure accordingly.

2. Refer to your response to our prior comment number 2. We believe that your intended revised disclosure is not adequate. You state that given the variable nature of your expenses, you believe your investors are primarily focused on total cost of revenue, SG&A, and marketing expenses. However, it does not appear that SG&A is highly variable nor that other expenses varied in proportion to changes in your revenue. For example, cost of revenue increased 39 percent in 2007 while revenue increased only 14 percent and gross bookings increased only 10 percent. In addition, it is not clear why the variable nature of certain of your costs would preclude investors from being interested in understanding the details of what drove those costs. Your intended revised disclosure of cost of revenue is also inadequate because it does not quantify the various factors to which changes are attributed. For example, you state cost of revenue increased due to higher customer service costs, credit card processing fees, charge backs, and the opening of additional call centers but you did not quantify any of these factors. Your intended revised disclosure of SG&A states that total SG&A decreased $2 million, but you quantify only two items that resulted in an additional $21 million in costs (the $13 million early termination penalty and the $8 million of IPO costs). This leaves at least $23 million of cost reductions unquantified. In addition, you state that there was a decrease in your wages and benefits and other operating expenses in your domestic and international businesses, but do not explain the underlying reason for the decrease in such costs. With regard to your intended revised disclosure of marketing expense, we note that you discuss the costs on a geographic basis. To the extent you believe it is important to provide information on a geographic basis, we believe you should quantify total expense by geographic area (domestic and international). We note your disclosure that domestic marketing expense increased $13 million, however, without disclosure of the absolute amount of domestic marketing expense, the $13 million increase does not provide investors with adequate context with which to analyze the significance of the variance. Therefore, we continue to believe that a comparative table that quantifies the significant individual expense sub-categories of each of cost of revenue, selling, general and administrative expenses and marketing expenses, accompanied by the appropriate level of analysis, provides greater transparency to investors of the components making up such expenses and, thereby, greater insight to your results of

operations. In addition, we believe your disclosures could be improved and made much more user-friendly and clear by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

We believe that such presentation will enable investors to readily discern the relative contributions to your results made by each expense category along with any related trends and related impacts, and thereby permit greater focus on the associated underlying drivers. Please expand your disclosure accordingly.

Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 70

3. Refer to your response to our prior comment number 6. Although the timing of revenue recognition may not be at issue in regard to the components that make up your dynamic vacation packages, the basis upon which revenue is attributed to the respective components of the package is relevant in regard to the determination of the respective separate categories of revenue presented elsewhere in your document. Accordingly, please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold and any other sources of revenue that may consist of multiple elements.

Note 4. Property and Equipment, net, page 82

4. Refer to your response to our prior comment number 8. Please tell us whether the remaining depreciable useful life of the pre-existing technology still in use until mid 2009 has been adjusted to coincide with the anticipated time of its removal from operation.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Liquidity, page 39

5. Refer to your response to our prior comment number 12. We note the statement in the first paragraph of your intended revised disclosure that the timing difference between the cash collected from your customers and payment to your suppliers

impacts your working capital and operating cash flows. While we agree that this timing difference impacts your operating cash flows, it is not clear how it impacts your working capital. Rather, it would appear that the subsequent use of cash from customers for investing and financing commitments, as described in paragraphs three and five of your revised disclosure, actually causes the changes to your working capital. In this regard, it appears your intended revised disclosure could be made more accurate by eliminating the reference to working capital in the first paragraph. Please advise.

Non-GAAP Financial Measures

6. Refer to your response to our prior comment number 15. You state that your non-GAAP performance measures provide greater insight into management decision making at your company, but it is not clear exactly how they do so. You state that Adjusted EBITDA corresponds more closely to cash earnings generated by your 'core operations' by excluding various items. Please tell us and revise to clearly explain how Adjusted EBITDA corresponds more closely to cash earnings when it is derived from an accrual based amount and that not all significant noncash items, such as receivables, payables, and accrued expenses, have been excluded. In addition, please define core operations and explain why core operations exclude various non-cash expenses. You state that exclusion of various items from Adjusted EBITDA provides investors with a useful tool to compare operating performance period over period on a consistent basis. Please explain to us why investors' comparison of your performance should disregard items affecting your operating performance. You state that EBITDA is widely used by investors to measure a company's operating performance without regard to various items which can vary from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. In this regard, please tell us and revise to disclose why investors should disregard your specific accounting methods and book value of assets, your capital structure and the method by which you acquired assets when evaluating your performance. Also, please note that the use of a non-GAAP measure by analysts is not a substantive reason specific to you that justifies disclosure of the measure. Refer to footnote 44 of FR-65. Please also revise your intended revised disclosure to:

- Disclose why it is useful for investors to disregard each item eliminated from EBITDA and Adjusted EBITDA when evaluating your performance. For example, state specifically why you believe investors should disregard depreciation, interest costs and stock-based compensation expense. To the extent your justification involves the non-cash nature of certain items, please explain to us why you do not adjust for other non-cash items, such as accruals of revenue, and tell us why use of operating cash flows, a GAAP measure, would not serve the intended purpose.
- Expand upon how exclusion of interest expense is meaningful to investors when it appears to be a cost of your recurring working capital deficit that is funded in part with borrowed funds.

- Present with equal or greater prominence the comparable GAAP measure whenever a non-GAAP measure is presented. For example, you presented "Adjusted EBITDA" in a lead in bullet of the earnings release for your third quarter 2008 results without presenting the comparable GAAP measure with equal or greater prominence.

In the alternative, please consider discontinuing the use of these non-GAAP measures of operating performance.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief